DEWMAR INTERNATIONAL BMC, INC.

July 24, 2012

Ruairi Regan

John Reynolds

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:   Convenientcast, Inc.

Form 8-K/A

Filed February 14, 2012

Form 10-K for Fiscal Year Ended

December 31, 2011

Filed April 16, 2012

File No. 001-32032

Dear Mr. Reynolds,

The Company is sending today the Comment Response and Amendments pursuant to your May 3, 2012 letter to be Edgarized and for XBRL. Given the timing and the size and number of financial statements in these documents, it is likely that these processes will not be completed until either tomorrow Wednesday July 25, 2012 or Thursday July 26, 2012. These will be filed immediately thereafter.

I thank you for your patience in this matter.

Very Truly Yours,

Marco Moran, President

Dewmar International BMC, Inc.